May 7, 2009

VIA EDGAR

Kristina Aberg, Esq.
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	International Smart Sourcing, Inc. (the “Company”)
Amendment No. 2 to Preliminary
Information Statement on Schedule 14C
Filed April 20, 2009
File No. 001-14753

Dear Ms. Aberg:

     Enclosed please find our responses to the letter from the Staff dated May 4, 2009. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s amended response to the comments immediately thereafter.

Executive Compensation, page 12

Compensation of NETW's Executive Officers, pace 12

1.

We have reviewed your response to our prior comment 10. Please expand upon your disclosure. For example, please clarify how the base salaries for Messrs. William R. Hunt and Richard W. Hunt are determined. Please refer to Item 401(o) of Regulation S-K.

We have provided the requested disclosure on page [13]. In addition, the revised disclosure is indicated below in italics:

NETW does not have employment agreements with any of its employees. The salary for Messrs. William and Richard Hunt consists of a base salary plus commissions, which commissions have been waived by each of Messrs. William and Richard Hunt beginning as of December 2007. The base salary for Messrs. William and Richard Hunt was determined by looking at comparable salaries for individuals holding similar titles at other brokerage firms of similar size. The commission portion allows them to increase their salary based on actual production, which NETW’s management believes is standard in the industry. Mr. Testaverde’s salary is commission-based, which accounts for the significant difference in Mr. Testaverde’s salary between fiscal year 2008 and 2007.

Securities and Exchange Commission
May 7, 2009

Financial Statements

Network 1 Financial Securities, Inc. ("NETW")

NOTE 2 - Summary of Significant Accounting Policies

Adoption of Accounting Pronouncement, page B-12

2.

We have read and considered your expanded disclosure in response to comment 14. Since your marketable securities are reported in several line items, including amounts "Due from clearing organization" which may comprise items other than marketable securities, please revise note 2 to disclose the fair value information based on the major category of assets and liabilities on your balance sheet. In this regard, it does not appear that you have complied with the requirement to provide quantitative disclosures in a tabular format consistent with the guidance in paragraphs 34 and A34 of SFAS 157.

We have considered your comment and have expanded the disclosures in NETW’s financial statements to include a tabular chart outlining the details of NETW’s financial instruments in accordance with the requirements of SFAS 157. We have modified note 2 of NETW’s financial statements to include the following:

“The following is a summary of the fair value of financial instruments, as of December 31, 2008:

		Securities	Securities
	Due from	Held for	Sold But Not
	Clearing	Resale,	Yet Purchased,
	Organization	At Market	At Market
Marketable securities	$393,281	$8,255	$2,688
Cash	359,637	-	-
	$752,918	$8,255	$2,688

The following is a summary of the Company’s financial assets and liabilities that are accounted for at fair value as of December 31, 2008 by level within the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Assets:
Financial instruments owned:
Marketable securities	$401,536	$-	$-	$401,536
Cash	359,637	-	-	359,637
Total financial instruments owned	$761,173	$-	$-	$761,173

Liabilities:
Financial instruments sold, not yet purchased	$2,688	$-	$-	$2,688
Total financial instruments sold, not yet purchased	$2,688	$-	$-	$2,688

Securities and Exchange Commission
May 7, 2009

Consolidation of Variable Interest Entities, page C-9

3.

We have read and considered your response to comment 15. We note your analysis in concluding that the entities are VIE's. However, it is still unclear to us the basis for your conclusion that NETW is the primary beneficiary. In this regard, please clarify how NETW absorbs the majority of expected losses or residual returns from these VIEs and the nature of cash flows between these entities. As previously requested, please tell us the specific conditions in paragraphs 14-17 of FIN 46R that you meet in concluding that NEWT is the primary beneficiary of each VIE and the basis for your conclusion.

We have considered your comment and have expanded our response to clarify the reasons NETW is the primary beneficiary and therefore required to consolidate the VIE’s. We have considered the provisions of FIN46R paragraphs 14-17 in determining our conclusion. Our analysis is as follows:

By way of background (as previously described), NETW is a registered broker dealer and conducts its business as an introducing broker that clears security transactions for its customers. NETW also sells advisory services and insurance products through its Affiliate Companies (owned by Bill and Richard Hunt); “Advisors” and “Assurance.” These entities were established by Bill and Richard to enable the customers of NETW to purchase “Insurance” or engage “Advisory Services.” These entities could have been organized as subsidiaries of NETW, but were rather set up as affiliate entities for preferred legal reasons, including certain other presumed protective rights. When NETW sales personnel sell insurance or advisory services, sales are generally recorded on the books of NETW whereby NETW will then pay a commission to Advisors or Assurance. Advisors or Assurance will record commission revenue and fund its business with the monies it received from NETW. Advisors and Assurance were established by Bill and Richard solely to service the needs of NETW. Bill and Richard also organized a third entity known as “Services” which was formed to hold the office lease as the primary obligor. NETW pays “Services” for the required monthly rent in accordance with its lease agreement. Again, Services could have been organized as a subsidiary of NETW, but was rather set up as an affiliate entity for preferred legal structural and regulatory reasons. The fourth entity is known as “Shark Rivers.” Shark Rivers also owns real estate for which there is an outstanding mortgage obligation of $790,000. The mortgage is guaranteed by Richard and Bill Hunt (the principals of Shark Rivers) and NETW pays annual rent to Shark Rivers in the amount of $60,000 to cover its cost of operations. All of these entities are under common control of the two related parties (Bill and Richard Hunt), receive their sole support from NETW and were organized for the benefit of NETW.

Paragraph 14

In accordance with FIN46R, paragraph 14, an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Securities and Exchange Commission
May 7, 2009

NETW has a variable interest in the VIE’s since NETW both absorbs all of the expected losses (all of the monies that NETW are required to pay to the VIE’s to cover costs) and receives all of the expected residual returns of the VIE’s (benefits of the utilization of the related assets). NETW is the sole primary beneficiary of the VIE’s (under common control of the two related parties, Bill Hunt and Richard Hunt).

Paragraph 15

In accordance with paragraph 15, the enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity. An enterprise shall determine whether it is the primary beneficiary of a variable interest entity at the time the enterprise becomes involved with the entity. An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties: (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity.

As described above, NETW funds all of the operating expenses of the VIE’s through commissions, rents and loans. NETW has an explicit and implicit responsibility to fund losses and they are the primary beneficiary of the residual returns and profits generated. The VIE’s were designed solely to operate on behalf of and for the benefit of NETW.

Paragraph 16

In accordance with paragraph 16, for purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. For purposes of this Interpretation, the term “related parties” includes those parties identified in FASB 10 Statement No. 57, Related Party Disclosures, and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder. The following are considered to be de facto agents of an enterprise: (a) a party that cannot finance its operations without subordinated financial support from the enterprise; for example, another variable interest entity of which the enterprise is the primary beneficiary; (b) a party that received its interests as a contribution or a loan from the enterprise; (c) an officer, employee, or member of the governing board of the enterprise; and (d) a party that has (1) an agreement that it cannot sell, transfer, or encumber its interests in the entity without the prior approval of the enterprise or (2) a close business relationship like the relationship between a professional service provider and one of its significant clients.

NETW provides, explicitly and/or implicitly, the necessary ongoing primary financial support to the VIE’s so the VIE’s may operate.

Securities and Exchange Commission
May 7, 2009

Paragraph 17

In accordance with paragraph 17, if two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary.

As noted above, NETW is determined to be the primary beneficiary and therefore consolidation is appropriate.

Pro Forma Condensed Combined Financial Statements. page D-1

4.

We have read and considered your response to comment 16. We note on page nine and in your previous response that the contractual arrangements with Services and Shark River will be terminated. With respect to Advisors and Assurance, please clarify with sufficient specificity how the expected changes in existing contractual arrangements would cause each of these entities to not meet each of the conditions in paragraph 5a, b, or c of FIN 46R and the basis for your conclusion. Currently it is unclear how these changes would impact the equity investment at risk for Advisors and Assurance. If you conclude that they would still meet the definition of VIE, tell us the specific conditions in paragraphs 14-17 of FIN 46R that you meet in concluding that NEWT would not be the primary beneficiary of Advisors and Assurance and the basis for your conclusion.

We have considered your comment regarding the need to consolidate Advisors and Assurance post-reverse merger. In consideration of our response No 15 in the previous comment letter, we believe Assurance and Advisors will still qualify as VIE’s based on meeting the conditions outlined in 5a through c of FIN 46R. Post reverse merger, the equity investment at risk of the VIE’s will still be less than 10% and the VIE’s will not support their operations without ongoing support from some source. Additionally, Richard Hunt and Bill Hunt will continue to own substantially all of the VIE’s equity interest and a majority of the equity interest of NETW on a post-reverse merger basis. Therefore, post-reverse merger, Advisors and Assurance will be deemed VIE’s.

However, we believe that, post-reverse merger, NETW will not be deemed the primary beneficiary and therefore consolidation will not be appropriate. We believe the primary beneficiaries will be Richard Hunt and Bill Hunt. Post-reverse merger Richard Hunt and Bill Hunt will continue to be significant equity holders of NETW. However, they will no longer control the board which will be comprised of five members, including Richard Hunt and Bill Hunt. The post merger relationship between NETW, Advisors and Assurance will be strictly a customer/vendor relationship conducted on an arms-length basis with no exclusive arrangement and no requirement by NETW to fund losses of the VIE’s. NETW may, in its sole discretion, seek other vendors who provide similar services at more competitive rates, should they choose to do so. There are many brokers in the market place who provide similar services to those of Advisors and Assurance. It is also important to note that Richard Hunt and Bill Hunt will be precluded (post reverse merger) from voting on any fee arrangements having to do with NETW, Advisors and Assurance, which effectively precludes Richard and Bill Hunt’s ability to support the VIE’s by having the discretionary ability to direct or send NETW assets to the VIE’s.

Securities and Exchange Commission
May 7, 2009

In accordance with the paragraph 15 of FIN 46R, the enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity. An enterprise shall determine whether it is the primary beneficiary of a variable interest entity at the time the enterprise becomes involved with the entity. An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity. The primary beneficiary also shall reconsider its initial decision to consolidate a variable interest entity if the primary beneficiary sells or otherwise disposes of all or part of its variable interests to unrelated parties or if the variable interest entity issues new variable interests to parties other than the primary beneficiary or the primary beneficiary’s related parties.

Based on the points outlined above including the ownership changes and the contractual changes in the arrangements between and among NETW, Advisors and Assurance, NETW will not be deemed the primary beneficiary (post merger) and therefore consolidation will be precluded.

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Kristin J. Angelino
Kristin J. Angelino, Esq.
cc: David R. E. Hale